June 27, 2014

VIA EDGAR

Re:	SEC Comment Letter dated May 16, 2014

Carter’s, Inc.

Registration Statement on Form S-4

Filed March 28, 2014

File No. 333-194896

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attention:	John Reynolds, Assistant Director

Pamela Howell, Staff Attorney

Erin Wilson, Staff Attorney

Ladies and Gentlemen:

On behalf of Carter’s, Inc. (the “Company”), we are writing in response to the comment letter, dated May 16, 2014 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-4 (File No. 333- 194896).

To assist the Staff’s review, we have set forth the Staff’s comment contained in the Comment Letter in italics followed by the Company’s response.

General

1.	We note your response to comment 2 of our letter dated April 21, 2014 and we reissue the comment. We note that your parent guarantor may in some circumstances be released from their obligations to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors may not be released from their guarantees and subsidiary guarantors may only be released from their guarantees in customary circumstances.

Since the indenture appears to contain provisions for the release of the parent’s guarantee, you would be disqualified from relying on the exceptions contained in Rule 3-10 of Regulation S-X and each issuer of a guaranteed security and each guarantor of that security must file the financial statements specified by Regulation S-X for a registrant.

Response to Comment 1:

In response to the Staff’s comment, and as discussed with the Staff, the Company has entered into the First Supplemental Indenture, which is filed as Exhibit 4.2 to Amendment No. 1 to the Company’s Registration Statement on S-4, to amend its August 12, 2013 Indenture to delete the release provision in Section 10.06(6) with respect to the parent guarantee. The Company respectfully submits that it is permitted to rely on the exceptions contained in Rule 3-10 of Regulation S-X.

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Please do not hesitate to call me at (617) 951-7309 or Tom Fraser at (617) 951-7063 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joel F. Freedman

Joel F. Freedman

cc: Michael D. Casey and Michael Wu (Carter’s, Inc.)